CHEVRON CORPORATION

6001 Bollinger Canyon Road,

San Ramon, California 94583

April 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Tim Levenberg, Special Counsel

Karina Dorin, Special Counsel

RE:  Chevron Corporation

Registration Statement on Form S-4

File No. 333-277356

Request for Effectiveness

Dear Mr. Levenberg and Ms. Dorin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Chevron Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on February 26, 2024, as amended on March 28, 2024 and April 11, 2024, be accelerated to April 15, 2024 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the staff of the Division of Corporate Finance of the Commission will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Kyle Seifried of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3220.

*****

Very truly yours,

By:	/s/ Christine L. Cavallo
Name: Christine L. Cavallo
Title: Assistant Secretary and Managing Counsel